FOR IMMEDIATE RELEASE	August 7, 2007

FINANCING UPDATE

TORONTO, ONTARIO, August 7, 2007 – Micromem Technologies Inc. [OTC BB: MMTIF] has received very encouraging feedback regarding its financing efforts in Europe. The company has been advised by the agent they have encountered no issues with completing the financing. In a previously announced press release, it remains the company’s intention to raise US$8,500,000. The agent reserves the right to close in tranches.

A portion of the funds have been earmarked to engage an identified U.S. based foundry that will enable the company to accomplish its commercialization plans. The purpose of the foundry is to design and build a commercial MRAM device utilizing Micromem’s patented technology.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 73,268,799
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology. We believe that once fully developed, this technology will be suitable for various applications including, without limitation, Radio Frequency Identification (RFID) It is anticipated that RFID will be Micromem’s first market objective. Micromem’s primary technology was developed pursuant to an exclusive world wide commercial license issued by the University of Toronto ("UT"). Pursuant to the terms of the license, Micromem can buy out the balance of its financial obligations with respect to the patents and technology licensed by UT for a fixed fee. The MRAM development work was undertaken in accordance with research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.